UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

MARCUS & MILLICHAP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

566324109

(CUSIP Number)

Alexander Yarmolinsky

Chief Financial Officer

Phoenix Investments Holdings LLC

777 S. California Avenue

Palo Alto, CA 94304

(650) 494-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS Phoenix Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,002,797
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,002,797
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,002,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%*
14	TYPE OF REPORTING PERSON CO

*	Based on 38,581,859 shares of common stock outstanding as of May 4, 2018, as reported in the Issuer’s Form 10-Q filed on May 10, 2018.

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS Ionian Investments Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,002,797
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,002,797
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,002,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%*
14	TYPE OF REPORTING PERSON CO

*	Based on 38,581,859 shares of common stock outstanding as of May 4, 2018, as reported in the Issuer’s Form 10-Q filed on May 10, 2018.

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS George M. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,021
	8	SHARED VOTING POWER 17,293,056
	9	SOLE DISPOSITIVE POWER 18,021
	10	SHARED DISPOSITIVE POWER 17,293,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,311,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.9%*
14	TYPE OF REPORTING PERSON IN

*	Based on 38,581,859 shares of common stock outstanding as of May 4, 2018, as reported in the Issuer’s Form 10-Q filed on May 10, 2018.

SCHEDULE 13D

Explanatory Note

This Amendment No. 9 to the statement on Schedule 13D (“Amendment No. 9”) relates to the common stock, par value $0.0001 per share, of Marcus & Millichap, Inc.

George M. Marcus, Ionian Investments Manager LLC, and Phoenix Investments Holdings LLC filed the initial statement on Schedule 13D on November 12, 2013 (the “Initial Statement”) and capitalized terms used in this Amendment No. 9, but not otherwise defined, have the meanings given to them in the Initial Statement. This Amendment No. 9 amends and supplements the disclosure under Item 4 and amends and restates the disclosures in the cover pages hereto and Items 5 and 7 of Amendment No. 8 to the Initial Statement filed on May 23, 2018 (“Amendment No. 8”).

Item 4.	Purpose of Transaction.

Item 4 of Amendment No. 8 is hereby amended and supplemented by deleting the disclosure under paragraph (j) and adding the following in its place:

“Except as described in this Item 4, Item 6 and potential pro rata distributions to Phoenix’s members, the Reporting Persons do not have, as of the date of this Amendment No. 9, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or to distribute to Phoenix’s members the MMI Common Stock reported as beneficially owned in this Schedule 13D, as amended, (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), or otherwise; to dispose of all or a portion of their holdings of securities of the Issuer; or to change their intention with respect to any or all of the matters referred to in this Item 4.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amendment No. 8 is hereby amended and restated by the following:

“(a)    Based on the Issuer’s Form 10-Q filed on May 10, 2018, 38,581,859 shares of MMI Common Stock were outstanding as of May 4, 2018. As of June 7, 2018, the Reporting Persons beneficially own the following amounts of MMI Common Stock:

(i) George M. Marcus: 17,311,077 shares (44.9%)

(ii) Ionian: 17,002,797 shares (44.1%)

(iii) Phoenix: 17,002,797 shares (44.1%)

Mr. Marcus’ beneficial ownership consists of:

•	18,021 shares of MMI Common Stock held directly by Mr. Marcus,

•	290,259 shares of MMI Common Stock held directly by The George and Judy Marcus Family Foundation II (the “George and Judy Marcus Foundation II”) of which Mr. Marcus is a trustee and has voting and/or investment power with respect to the shares held by the George and Judy Marcus Foundation II, and

•	17,002,797 shares of MMI Common Stock held directly by Phoenix of which Ionian is the sole non-member manager and, as the sole member and manager of Ionian, Mr. Marcus has voting and/or investment power with respect to the shares held by Phoenix.

(b)    The Reporting Persons have the sole power to vote or direct the vote of the following amounts of MMI Common Stock:

(i) George M. Marcus: 18,021 shares

(ii) Ionian: 0 shares

(iii) Phoenix: 0 shares

The Reporting Persons have the sole power to dispose or direct the disposition of the following amounts of MMI Common Stock:

(i) George M. Marcus: 18,021 shares

(ii) Ionian: 0 shares

(iii) Phoenix: 0 shares

The Reporting Persons have the shared power to vote or direct the vote of the following amounts of MMI Common Stock:

(i) George M. Marcus: 17,293,056 shares

(ii) Ionian: 17,002,797 shares

(iii) Phoenix: 17,002,797 shares

As noted above, Mr. Marcus’ shared power to vote or direct the vote consist of (i) 290,259 shares held directly by the George and Judy Marcus Foundation II of which Mr. Marcus, as trustee, may direct the vote, and (ii) 17,002,797 shares held directly by Phoenix of which Mr. Marcus, as the sole member and manager of Ionian, may direct the vote. Ionian, as the sole non-member manager of Phoenix, shares with Phoenix the power to vote the 17,002,797 shares held directly by Phoenix.

The Reporting Persons have the shared power to dispose or direct the disposition of the following amounts of MMI Common Stock:

(i) George M. Marcus: 17,293,056 shares

(ii) Ionian: 17,002,797 shares

(iii) Phoenix: 17,002,797 shares

As noted above, Mr. Marcus’ shared power to dispose or direct the disposition consists of (i) 290,259 shares held directly by the George and Judy Marcus Foundation II of which Mr. Marcus, as trustee, may direct the disposition, and (ii) 17,002,797 shares held directly by Phoenix of which Mr. Marcus, as the sole member and manager of Ionian, may direct the disposition. Ionian, as the sole non-member manager of Phoenix, shares with Phoenix the power to dispose the 17,002,797 shares held directly by Phoenix.

(c)     The Reporting Persons have engaged in transactions in MMI Common Stock in the past 60 days as follows:

On April 20, 2018, Phoenix sold 3,493 shares of MMI Common Stock at an average price of $35.5574 per share pursuant to Rule 144 of the Securities Act.

On April 23, 2018, Phoenix sold 2,611 shares of MMI Common Stock at an average price of $35.1575 per share pursuant to Rule 144 of the Securities Act.

On April 24, 2018, Phoenix sold 7,990 shares of MMI Common Stock at an average price of $35.0747 per share pursuant to Rule 144 of the Securities Act.

On April 25, 2018, Phoenix sold 14,277 shares of MMI Common Stock at an average price of $34.2993 per share pursuant to Rule 144 of the Securities Act.

On April 26, 2018, Phoenix sold 16,861 shares of MMI Common Stock at an average price of $34.3649 per share pursuant to Rule 144 of the Securities Act.

On April 27, 2018, Phoenix sold 30,613 shares of MMI Common Stock at an average price of $34.3745 per share pursuant to Rule 144 of the Securities Act.

On April 30, 2018, Phoenix sold 8,604 shares of MMI Common Stock at an average price of $34.5041 per share pursuant to Rule 144 of the Securities Act.

On May 1, 2018, Phoenix sold 19,217 shares of MMI Common Stock at an average price of $34.1739 per share pursuant to Rule 144 of the Securities Act.

On May 2, 2018, Phoenix sold 42,597 shares of MMI Common Stock at an average price of $34.4560 per share pursuant to Rule 144 of the Securities Act.

On May 3, 2018, Phoenix sold 28,875 shares of MMI Common Stock at an average price of $34.6432 per share pursuant to Rule 144 of the Securities Act.

On May 4, 2018, Mr. Marcus was granted a director restricted stock award for 2,142 shares of MMI Common Stock.

On May 4, 2018, Phoenix sold 38,365 shares of MMI Common Stock at an average price of $34.9472 per share pursuant to Rule 144 of the Securities Act.

On May 7, 2018, Phoenix sold 13,382 shares of MMI Common Stock at an average price of $35.0557 per share pursuant to Rule 144 of the Securities Act.

On May 8, 2018, Phoenix sold 44,903 shares of MMI Common Stock at an average price of $35.1011 per share pursuant to Rule 144 of the Securities Act.

On May 9, 2018, Phoenix sold 75,000 shares of MMI Common Stock at an average price of $36.9745 per share pursuant to Rule 144 of the Securities Act.

On May 10, 2018, Phoenix sold 56,084 shares of MMI Common Stock at an average price of $36.5621 per share pursuant to Rule 144 of the Securities Act.

On May 15, 2018, Phoenix sold 22,039 shares of MMI Common Stock at an average price of $37.5051 per share pursuant to Rule 144 of the Securities Act.

On May 16, 2018, Phoenix sold 25,750 shares of MMI Common Stock at an average price of $37.7568 per share pursuant to Rule 144 of the Securities Act.

On May 17, 2018, Phoenix sold 43,700 shares of MMI Common Stock at an average price of $37.5009 per share pursuant to Rule 144 of the Securities Act.

On May 18, 2018, Phoenix sold 28,829 shares of MMI Common Stock at an average price of $37.4188 per share pursuant to Rule 144 of the Securities Act.

On May 21, 2018, Phoenix sold 54,379 shares of MMI Common Stock at an average price of $37.6236 per share pursuant to Rule 144 of the Securities Act.

On May 22, 2018, Phoenix sold 62,688 shares of MMI Common Stock at an average price of $37.7153 per share pursuant to Rule 144 of the Securities Act.

On May 23, 2018, Phoenix sold 26,700 shares of MMI Common Stock at an average price of $37.6704 per share pursuant to Rule 144 of the Securities Act.

On May 24, 2018, Phoenix sold 90,000 shares of MMI Common Stock at an average price of $37.6357 per share pursuant to Rule 144 of the Securities Act.

On May 25, 2018, Phoenix sold 69,612 shares of MMI Common Stock at an average price of $37.8236 per share pursuant to Rule 144 of the Securities Act.

On May 29, 2018, Phoenix sold 11,948 shares of MMI Common Stock at an average price of $37.7648 per share pursuant to Rule 144 of the Securities Act.

On May 30, 2018, Phoenix sold 26,940 shares of MMI Common Stock at an average price of $37.6798 per share pursuant to Rule 144 of the Securities Act.

On May 31, 2018, Phoenix sold 29,027 shares of MMI Common Stock at an average price of $37.4838 per share pursuant to Rule 144 of the Securities Act.

On June 1, 2018, Phoenix sold 7,029 shares of MMI Common Stock at an average price of $37.1663 per share pursuant to Rule 144 of the Securities Act.

On June 4, 2018, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $37.4720 per share pursuant to Rule 144 of the Securities Act.

On June 5, 2018, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $37.9102 per share pursuant to Rule 144 of the Securities Act.

On June 6, 2018, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $38.3907 per share pursuant to Rule 144 of the Securities Act.

On June 7, 2018, Phoenix sold 14,624 shares of MMI Common Stock at an average price of $38.4568 per share pursuant to Rule 144 of the Securities Act.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented as follows:

On May 10, 2018, the Issuer filed a registration statement on Form S-3 to register 2,000,000 shares of MMI Common Stock that may be sold from time to time by Phoenix.

Item 7.	Material to be filed as Exhibits.

Item 7 of Amendment No. 8 is hereby amended and restated by the following:

“Exhibit A:	Joint Filing Agreement (filed herewith)”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2018

PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

IONIAN INVESTMENTS MANAGER LLC /s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

GEORGE M. MARCUS

/s/ George M. Marcus

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Dated: June 8, 2018

PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

IONIAN INVESTMENTS MANAGER LLC /s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

GEORGE M. MARCUS

/s/ George M. Marcus